FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from March 1, 2024 to March 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 12, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from March 1, 2024 to March 31, 2024 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on April 12, 2024]

Class of Shares: Common Stock

1.	Status of repurchase
(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of March 31, 2024

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 26, 2023) (Period of repurchase: from May 16, 2023 to March 29, 2024 (excluding the ten business days following the announcement of each quarterly financial results))		35,000,000	20,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) —	—	—

Total	—	—	—

Aggregate shares repurchased as of the end of this reporting month		34,368,500	19,999,965,060

Progress of share repurchase (%)		98.2	100.0

as of March 31, 2024

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (January 31, 2024) (Period of repurchase: from February 16, 2024 to September 30, 2024 (excluding the ten business days following the announcement of each quarterly financial results))	125,000,000		100,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) March 1 March 4 March 5 March 6 March 7 March 8 March 11 March 12 March 13 March 14 March 15 March 18 March 19 March 21 March 22	1,221,700 1,988,400 1,620,000 1,660,000 1,988,400 1,798,500 2,208,700 1,794,200 2,208,700 1,680,000 1,913,900 1,790,000 2,140,500 1,605,600 2,140,500	1,054,164,500

1,750,029,660

1,458,504,750

1,514,025,910

1,850,124,370

1,658,600,810

1,966,647,050

1,577,556,410

1,977,229,880

1,516,149,920

1,739,756,000

1,685,024,960

2,013,151,660

1,574,945,610

2,108,990,730

Total	—	27,759,100	25,444,902,220

Aggregate shares repurchased as of the end of this reporting month	46,223,600		41,012,828,060

Progress of share repurchase (%)	37.0		41.0

2.	Status of disposition

as of March 31, 2024

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date) —	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange, share delivery or demerger	(Date) —	—	—

Subtotal	—	—	—

Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) March 7	70	59,556

Subtotal	—	70	59,556

Other (exercise of stock acquisition rights)	(Date) March 1 March 4 March 5 March 6 March 7 March 8 March 11 March 12 March 13 March 14 March 15 March 18 March 19 March 21 March 22 March 25	54,300 22,000 28,200 40,500 61,500 71,000 34,000 87,600 58,500 71,400 27,100 20,100 83,900 56,600 68,100 74,100	20,595,300 14,271,000 12,919,700 22,989,200 11,578,500 13,692,500 11,423,000 41,016,100 38,293,500 14,115,400 12,927,100 11,537,100 19,574,900 28,349,600 22,180,100 23,780,900

Subtotal	—	858,900	319,243,900

Other (delivery of shares under Restricted Stock Units plan)	(Date) —	—	—

Subtotal	—	—	—

Total	—	858,970	319,303,456

3.	Status of shares held in treasury

as of March 31, 2024

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,163,562,601
Number of shares held in treasury	192,432,164

Note) In relation to “2. Status of disposition” and “3. Status of shares held in treasury” above, the disposition of treasury shares relating to Restricted Stock Units as equity compensation is recorded based on the contribution date of a monetary compensation claim. The number of shares held in treasury above therefore includes reduction in number of shares as a result of disposition of treasury shares as equity compensation in exchange for contribution-in-kind of monetary compensation claims on or before March 31, 2024.